Exhibit (a)(1)(D)

December 18, 2006

To Our Shareholders:

Weight Watchers International, Inc. is offering to purchase up to 8,300,000 shares of its common stock, including the associated preferred stock purchase rights, from you, at a purchase price within the range of $47.00 to $54.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest. The last reported sale price of our common stock on December 15, 2006, the last trading day before we announced the offer, was $47.13 per share.

Based on the number of shares tendered and the prices specified by our shareholders, we will determine the lowest single per share price (in multiples of $0.10) that will allow us to purchase up to 8,300,000 shares (or such lesser amount of shares as are properly tendered and not properly withdrawn). We will pay the selected price for all shares of common stock tendered at or below that price. However, because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, all of the shares tendered at or below the purchase price may not be purchased if more than the number of shares we seek are properly tendered. All shares which you tender but which we do not purchase will be returned to you promptly after the expiration of the tender offer.

We believe the offer provides Weight Watchers shareholders with the opportunity to tender all or a portion of their shares and, thereby, receive a return of capital if they so elect. The offer also provides shareholders with an opportunity to obtain liquidity with respect to all or a portion of their holdings, without potential disruption to the market price and the usual costs associated with open market transactions. The offer also affords shareholders that elect not to tender their shares in the offer the opportunity to increase their percentage ownership in Weight Watchers and benefit from the enhanced earnings per share that we expect to result from the offer.

We have also entered into a purchase agreement with Artal Holdings Sp. z o.o., which owns approximately 55.2% of the shares of our outstanding common stock, under which we have agreed to purchase at the same price per share as is determined and paid in the offer, on the 11th business day after the expiration of the offer, a proportionate number of shares of common stock held by Artal Holdings Sp. z o.o. such that Artal Holdings Sp. z o.o. will continue to own approximately 55.2% of the shares of our common stock outstanding after completion of the offer and the purchase from Artal Holdings Sp. z o.o.

We believe that the repurchase of shares is consistent with our long-term goal of maximizing shareholder value. Our management and Board of Directors have evaluated our operations, financial condition, capital needs, strategy and expectations for the future and believe that the offer and the execution of the purchase agreement are prudent uses of our financial resources given our business profile and assets, and that investing in our own shares is an attractive use of capital and an efficient means to provide value to our shareholders.

The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. This letter is only a summary, and I encourage you to read these documents carefully before making any decision with respect to the offer. The instructions on how to tender shares are explained in detail in the accompanying materials. Neither Weight Watchers nor its Board of Directors makes any recommendation to shareholders as to whether to tender their shares or as to the price or prices at which shareholders may choose to tender their shares in the offer.

The offer will expire at 12:00 midnight, New York City time, on January 18, 2007, unless we extend the offer. Questions and requests for assistance may be directed to Georgeson, the information agent for the offer, and Credit Suisse Securities (USA) LLC, the dealer manager for the offer, in each case at the telephone numbers and addresses set forth on the back cover of the Offer to Purchase. You may request additional copies of the Offer to Purchase and other offer documents from the information agent at the telephone number and address on the back cover of the Offer to Purchase.

Very truly yours,

Linda Huett

President and Chief Executive Officer